Fellow Shareholders,

Pacific Rim’s evolution from a precious metals exploration company into a highly profitable, intermediate level gold producer is a story with many chapters, an important one of which was written during the past fiscal year.

In January, 2005, Pacific Rim released the results of a pre-feasibility study on the Minita deposit on our flagship El Dorado gold project in El Salvador; the project we believe will carry us to our low-cost producer goal. And the results were good: an Internal Rate of Return of 18%, free cash flow of US $43 million and most importantly, cash operating costs of $163 per ounce of gold, far below the current industry average of over $250 per ounce. If we were to build a mine at the Minita deposit today, Pacific Rim would be the lowest cost North American-based junior gold producer.

The Minita deposit more than satisfies the low-cost aspect of our corporate goal, but at 80,000 ounces of gold production projected per year, it would be below intermediate-level producer status. With our discovery of the Nance Dulce and South Minita gold zones last year, we believe we are on our way to increasing the El Dorado gold resource and developing an operation that would potentially exploit two or more deposits simultaneously to achieve intermediate-level producer status.

South Minita, in particular, appears to be a good bet for expanding the El Dorado resource in the near term. This gold zone is hosted in the same vein system as, and comes within 450 meters of, the Minita deposit. Definition drilling of South Minita, which commenced in the second half of fiscal 2005 and continues today, has outlined a series of sizeable mineralized zones at South Minita, that cumulatively exceed the dimensions of the Minita deposit, with similar grades and vein widths. We are in the process of defining the boundaries of South Minita and filling in the drill spacing to the density required to calculate a resource estimate, which is planned for the latter half of calendar 2005. Once the South Minita resource is quantified, we will update the Minita pre-feasibility study to incorporate these additional gold ounces. The South Minita discovery will allow us to consider expanding the El Dorado mine plan as outlined in the Minita pre-feasibility study, and will bring us closer to our goal of becoming a low-cost intermediate level gold producer.

Pacific Rim also enhanced its pipeline of green-fields projects last year, with the addition of the Santa Rita, Carrera, Colina and Rosalito projects to its portfolio. Growth through science-based exploration is one of our core strengths and these early-stage exploration projects provide a stable of high-quality, low opportunity cost targets with the potential to drive the Company’s growth profile in the years to come.

We continue to finance all of our exploration through cash flow from our 49% ownership in the Denton-Rawhide residual leach gold operation in Nevada. Rawhide is currently producing about US $400,000 per month on average in free cash flow and while production is declining as expected in the residual leaching phase, we anticipate the gold production to continue for several years to come.

Last October the Denton-Rawhide joint venture signed an option agreement to sell the open pits to a waste disposal company for use as a site for the disposal of non-hazardous municipal waste. When the agreement closes (as expected by October 2006), the waste disposal company will pay a royalty to Pacific Rim that will amount to over US $100 million for the 30+ year life of the agreement, with an estimated Net Present Value next year of US $29 million. We are looking at ways to leverage off the royalty to help finance mine construction at El Dorado. Between cash flow from residual leaching, and cash flow from the proposed landfill agreement, Denton-Rawhide can keep the drills turning at El Dorado for quite some time.

In the more immediate time frame, we recently agreed to sell our non-core Andacollo gold mine in Chile to Trend Mining Company for US $5.4 million. Monetization of the Andacollo asset is another in a series of disciplined, inventive and non-dilutive funding mechanisms we have undertaken to finance our exploration efforts.

Our goals at the commencement of fiscal 2005 were to:
●	complete the El Dorado pre-feasibility study
●	commence development at El Dorado with the construction of an access / haulage ramp that can be used for both underground definition drilling and ultimately production
●	continue to drill test the many veins at El Dorado in the search for additional resources
●	complete Phase 2 drilling on the La Calera project in El Salvador and calculate a resource estimate if warranted
●	drill test the grassroots Aurora project in Nevada

We were able to achieve the majority, and in our estimation most important, of these goals. The construction of an access / haulage ramp at El Dorado was not commenced as envisioned at this time last year owing to our discovery of the Nance Dulce and South Minita gold zones, and our desire to qualify and quantify the potential impact of the South Minita discovery in particular before commencing development activities. The La Calera Phase 2 drill results did not warrant further work and as such, a resource estimate for La Calera was not undertaken. Lastly, we elected not to proceed with drill testing of the Aurora gold project in Nevada, and terminated our option on that project when our new grassroots discoveries changed our exploration priorities.

In the coming fiscal year, we plan to:
●	complete definition drilling of the South Minita gold zone
●	calculate a resource estimate for South Minita
●	amend the existing Minita pre-feasibility study to reflect the additional ounces outlined at South Minita
●	commence underground development at El Dorado with the construction of an access / haulage ramp capable of accessing both the Minita and nearby South Minita deposits.
●	conduct surface exploration and generate drill targets at the Santa Rita, Carrera and Colina projects and option the Santa Rita copper project to a suitable purchaser.

Pacific Rim’s corporate objective is to become a highly profitable, growth-oriented, intermediate level gold producer. Exploration and development is a high-risk business and to succeed you’ve got to have the best people available. Pacific Rim is privileged to boast a group of people who are able to discover, define and develop first-rate projects, have exceptional technical, financial, and market credibility and possess years of experience building, financing and operating mines around the world. We are very confident in our team’s ability to successfully steward Pacific Rim’s evolution into a low-cost, intermediate level gold producer.

We encourage you to visit our website (www.pacrim-mining.com) for further information about Pacific Rim, including a copy of our 2005 Annual Report. On behalf Pacific Rim’s board of directors, we would like to take this opportunity to thank you, our shareholders, for your interest and investment in Pacific Rim.

Sincerely,

“Thomas C. Shrake”	“Catherine McLeod-Seltzer”

Thomas C. Shrake	Catherine McLeod-Seltzer
CEO	President